Exhibit 99.10
CONSENT OF K. COLLISON
     I hereby consent to the use of my name in connection with the following documents and reports, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Thompson Creek Metals Company Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:
1.	Information regarding the mineral reserves estimates of the Thompson Creek Mine;

2.	Information regarding the mineral reserve estimates of the Endako Mine; and

3.	The annual information form of the Company dated March 31, 2008, which includes reference to my name in connection with information relating to the Thompson Creek Mine and the Endako Mine, and the properties described therein.
Date: March 31, 2008

/s/ Kenneth W. Collison
Name:	Kenneth W. Collison, P. Eng.
Title:	Chief Operating Officer, Thompson Creek Metals Company Inc.